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TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

Esperanza to sell San Luis, Peru Interest to Silver Standard

Vancouver, B.C., March 1, 2011: Esperanza Resources Corp. (EPZ) is pleased to announce that it has reached an agreement to sell its minority interest in the San Luis project, Peru, to Silver Standard Resources Inc. (TSX: SS0 & NASDAQ: SSRI), the majority owner and operator of San Luis.  The transaction has been approved by the Boards of Directors of Esperanza and Silver Standard but remains subject to customary conditions, including the receipt of regulatory and other required approvals.

Under the terms of the agreement, Esperanza will receive as consideration:

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A payment of CDN$17 million;

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Return of the 6,459,600 shares of Esperanza owned by Silver Standard; and

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A one percent net smelter return royalty on all production.

Bill Pincus, Esperanza’s President and CEO, said, “This is a good transaction all the way around. Esperanza is monetizing its minority interest in a non-core asset.  The cancellation of the Esperanza stock could remove up to approximately 11 percent of the outstanding shares and result in a greater asset value per remaining share.  The cash payment together with the existing funds will result in a $27 million treasury for EPZ.

“The proceeds will allow Esperanza to focus on the advancement of the Cerro Jumil, Mexico project, continue EPZ’s involvement with Global Mineral Ltd. and its Strieborná, Slovakia deposit and move forward with its new exploration prospects in Peru and Mexico.  With interests in two advance-stage projects, a full treasury and an exciting exploration portfolio, Esperanza is well positioned for future growth and creating new opportunities to further enhance shareholder value.

“It has been a pleasure concluding this agreement with Silver Standard and we wish them the best success in developing San Luis.”

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.  It is also actively investigating 11 other exploration interests in Peru and Mexico.  In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), majority owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia.

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Resources Corp.	Website: www.epzresources.com
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.